COMPANY:             FIRSTCOM CORPORATION
TICKER:              FCLX
EXCHANGE:            NASDAQ SMALL CAP MARKET

FORM TYPE:           425

DOCUMENT DATE:       JULY 28, 2000
FILING DATE:         JULY 28, 2000

Pursuant to Rule 425 under the Securities Act of 1933
Subject Company:     FirstCom Corporation
Commission File No.: 001-14107

For Further Information:

Leonardo Santiago
Brainerd Communicators
212-986-6667 (office)
santiago@braincomm.com

          FIRSTCOM CORPORATION ANNOUNCES TENDER OFFER FOR SENIOR NOTES

         Coral Gables, FL -- July 28, 2000 -- FirstCom Corporation ("FirstCom") today announced that it is commencing a cash tender offer for its outstanding $150,000,000 aggregate principal amount of 14% Senior Notes due 2007 (the "Notes"). FirstCom is also soliciting consents for amendments to the Notes and the related indenture. Holders who tender their Notes will be required to consent to the proposed amendments and holders who consent will be required to tender their Notes.

         Notes validly tendered and accepted for purchase will be purchased at a price resulting from a yield equal to 50 basis points plus the yield of the 5.750% U.S. Treasury Note due October 31, 2002 as of 2:00 p.m., New York time, on the second business day immediately preceding the expiration date of the tender offer, plus accrued and unpaid interest to but not including the date of payment, less a consent payment of $40 per $1,000 principal amount of the Notes.

         To receive a consent payment of $40 per $1,000 principal amount of the Notes, holders must tender their Notes and provide their consent to the proposed amendments by the consent payment deadline, which is 11:59 p.m., New York time, on August 10, 2000, unless extended.

         The tender offer is scheduled to expire at 11:59 p.m., New York time, on August 24, 2000, unless extended.

         The closing of the tender offer and consent solicitation by FirstCom is conditioned on, among other things, the receipt of valid tenders, with consents, of at least a majority in aggregate principal amount of the outstanding Notes. The tender offer and consent

                                     -MORE-

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solicitation are also subject to the completion of the merger of FirstCom with and into a wholly-owned subsidiary of AT&T Latin America Corp.

         Salomon Smith Barney is the dealer manager and solicitation agent and ChaseMellon Shareholder Services is the information agent for the tender offer and the solicitation. Requests for documentation should be directed to ChaseMellon Shareholder Services at (917) 320-6286 (collect -- for bankers and brokers) and (888) 566-9474 (for all others). Questions regarding the transaction should be directed to Salomon Smith Barney at 800-558-3745.

         This announcement is not an offer to purchase, a solicitation of an offer to purchase or a solicitation of consent with respect to any Notes. The tender offer and consent solicitation are being made solely by the Offer to Purchase and Consent Solicitation Statement dated July 28, 2000 and related Letter of Transmittal and Consent, which set forth the complete terms of the tender offer and consent solicitation.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: The foregoing statements involve known and unknown risks and uncertainties that may cause AT&T Latin America and FirstCom's actual results or outcomes to be materially different from those anticipated and discussed in this press release. Except for historical information contained in this press release, the matters discussed contain forward-looking statements that involve risks and uncertainties, including but not limited to economic, competitive, governmental and technological factors detailed in the definitive proxy statement described below, which readers are urged to read carefully in assessing the forward-looking statements contained herein.

         In connection with the FirstCom/AT&T Latin America merger, FirstCom has filed a definitive proxy statement and AT&T Latin America has filed a registration statement on Form S-4. We urge investors and security holders to read the definitive proxy statement and registration statement before they make a decision concerning the merger. Security holders may obtain a free copy of those documents and other documents filed by FirstCom Corporation at the SEC's web site at www.sec.gov. In addition, documents filed with the SEC by FirstCom may also be obtained from FirstCom Corporation by directing such request to FirstCom Corporation, 220 Alhambra Circle, Coral Gables, Florida 33134,
Attention: General Counsel, Thomas C. Canfield (305) 459-6300.

         The members of the board of directors of FirstCom Corporation are Patricio E. Northland, George Cargill, Andrew Hulsh and David Kleinman. As of the date hereof, there are no other "participants in the solicitation," within the meaning of Rule 14a-12 under the Securities Exchange Act of 1934, as amended.

         Information concerning the directors is set forth in the Definitive Proxy Statement filed with the SEC.